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Alex Flores, MBA · 3rd
Chief Marketing Officer & Co-Founder at Sizigi
San Diego, California, United States · 500+ connections ·
Contact info

 Sizigi

San Diego State University

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Experience


Sizigi
1 yr 4 mos

Chief Marketing Officer & Co-Founder
Jan 2021 – Present · 2 mos

Director Of Marketing
Nov 2019 – Jan 2021 · 1 yr 3 mos
Greater San Diego Area


PR & Communications Manager
Amobee
May 2019 – Sep 2019 · 5 mos
San Diego, CA


Sports Housing Coordinator
Road Rebel
May 2018 – May 2019 · 1 yr 1 mo
Greater San Diego Area


Sports Marketing Intern
California State University, Fullerton
2015 – 2016 · 1 yr
Fullerton, CA


Marketing Intern
Make-A-Wish Orange County and the Inland Empire
2015 · less than a year
Irvine, California

Show 1 more experience ⌄

Education


San Diego State University
Master of Business Administration (MBA)
2018


Cal State Fullerton, College of Business and Economics
Bachelor of Arts (B.A.), Business: Marketing and HR Managment
2016


California State University, Fullerton
Bachelor of Arts (B.A.), Communications: Public Relations
2016
Activities and Societies: Lambda Pi Eta Honor Society

Licenses & certifications


Campaign Manager Certification
Google
Issued Apr 2019 · Expired Apr 2020
Credential ID 31095998
See credential


Google Analytics Individual Qualification
Google
Issued Apr 2019 · Expired Apr 2020
Credential ID 30800582
See credential

Volunteer experience


Walk-For-Wishes Volunteer
Make-A-Wish Orange County and the Inland Empire
2015 – Present · 6 yrs
Children

•Assisted media on event coverage

 **Family Matching Event Volunteer**
Boys Town
2013 – Present • 8 yrs
Social Services

•Helped coordinate activities for children

Skills & endorsements

Marketing · 21

 Endorsed by James Fratzke, who is highly skilled at this

 Endorsed by 4 of Alex's colleagues at California State University, Fullerton

Sales · 19

 Endorsed by Sahil Mehta, who is highly skilled at this

 Endorsed by 3 of Alex's colleagues at California State University, Fullerton

Leadership · 18

 Endorsed by 4 of Alex's colleagues at California State University, Fullerton

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Recommendations

Received (4)   Given (6)

 **Emily Aguilar**
Office Administrator at Akitoi Learning Center
April 15, 2013, Emily and Alex were students together

I met Elizabeth at Cal State Fullerton this spring 2013 semester in two of my marketing classes. She is one of the most hard working students I have ever met. Elizabeth has a flair for organization and has outstanding leadership abilities. Her ability to consistently go above and beyond is why I highly recommend her for ... See more

Hailey Pink
Director of Acqusition Marketing at Dolls Kill
April 15, 2013, Hailey and Alex were students together

I have had the pleasure in getting to know Elizabeth this year at California State University Fullerton. We have worked on a marketing project where I have learned that Elizabeth has an incredible work ethic, a go-getter and is amazing on Microsoft Excel. I recommend Elizabeth for any job in which she i... See more

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Accomplishments

2 **Languages** ⌄
English • Spanish

Interests

 California State University, Fullerton    Forbes